UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2013

Commission File Number 1-14966

CNOOC Limited
(Translation of registrant’s name into English)

65th Floor
Bank of China Tower
One Garden Road
Central, Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  Not applicable

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-187114) OF CNOOC LIMITED AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FILED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

By:	/s/ Hua Zhong
Name:	Hua Zhong
Title:	Joint Company Secretary

Dated: March 22, 2013

EXHIBIT INDEX

Exhibit No.	Description
4.1	Fourth Supplemental Indenture dated March 22, 2013 to the Senior Debt Indenture dated May 4, 2007 among CNOOC Limited, Deutsche Bank Trust Company Americas and Nexen Inc.
4.2	Seventh Supplemental Indenture dated March 22, 2013 to the Trust Indenture dated April 28, 1998 among CNOOC Limited, CIBC Mellon Trust Company, The Bank of New York Mellon and Nexen Inc.
5.1
Opinion of Davis Polk & Wardwell LLP with respect to the guarantee by CNOOC Limited under the Senior Debt Indenture, dated as of May 4, 2007, between Nexen Inc. and Deutsche Bank Trust Company Americas, as Trustee, as amended and supplemented as of March 22, 2013

5.2
Opinion of Blake, Cassels & Graydon LLP with respect to the guarantee by CNOOC Limited under the Trust Indenture, dated as of April 28, 1998, between Nexen Inc. (formerly Canadian Occidental Petroleum Ltd.) and CIBC Mellon Trust Company, as Trustee, as amended and supplemented as of March 22, 2013

5.3	Opinion of Davis Polk & Wardwell LLP with respect to certain matters of Hong Kong law
23.1	Consent of Davis Polk & Wardwell LLP, US legal counsel (included in Exhibit 5.1)
23.2	Consent of Blake, Cassels & Graydon LLP, Canadian legal counsel (included in Exhibit 5.2)
23.3	Consent of Davis Polk & Wardwell LLP, Hong Kong legal consel (included in Exhibit 5.3)